Magda El Guindi-Rosenbaum

+1.202.373.6091

mer@morganlewis.com

VIA EDGAR

October 22, 2021

Valerie J. Lithotomos, Esq.

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	AdvisorShares Trust (File Nos. 333-157876 and 811-22110)

Dear Ms. Lithotomos:

On behalf of AdvisorShares Trust (the “Trust”), this letter responds to comments relating to the Trust’s Post-Effective Amendment No. 187 (“PEA No. 187”) filed on August 13, 2021 for the purpose of registering the AdvisorShares Poseidon Dynamic Cannabis ETF (the “Fund”) as a new series of the Trust. For ease of reference, set forth below are your comments followed by the Trust’s responses.

1.	Comment. Please include as an exhibit to the registration statement a legal opinion from independent outside counsel confirming that the Fund complies with all applicable U.S. federal and state laws and foreign laws.

Response. The Trust represents that it will file the requested legal opinion as an exhibit to the registration statement.

2.	Comment. Please provide the completed fee table and expense example in advance of the effective date giving adequate time for the staff to review and comment.

Response. The Trust represents that the completed fee table and expense example are provided in the attached appendix.

3.	Comment. Please confirm whether an expense limitation agreement is applicable to the Fund and whether the investment adviser is permitted to recoup waived fees and reimbursed expenses.

Response. The Trust confirms that an expense limitation agreement is applicable to the Fund and that the investment adviser is permitted to recoup waived fees and reimbursed expenses.

Morgan, Lewis & Bockius llp

1111 Pennsylvania Avenue, NW Washington, DC 20004	+1.202.739.3000
United States	+1.202.739.3001

October 22, 2021

4.	Comment. For purposes of compliance with the Rule 35d-1 80% policy, please confirm that the Fund will use market value (rather than notional value) to calculate derivatives.

Response. The Trust so confirms.

5.	Comment. With respect to the second paragraph of the principal investment strategy section, please clarify whether potential 1.5 times leverage exposure is company by company or portfolio-wide or something in between.

Response. The Trust represents that the disclosure has been clarified to reflect that the potential 1.5 times leverage exposure is portfolio-wide.

6.	Comment. Please confirm that the companies referenced in the third paragraph of the principal investment strategy section are not included in the 80% investment policy and clarify the disclosure accordingly.

Response. The Trust confirms that the referenced companies are not included in the 80% investment policy and the disclosure has been clarified as requested.

7.	Comment. With respect to the first and second sentences of the fourth paragraph of the principal investment strategy section, please explain to the staff how “real estate,” “retail,” “finance,” “real estate activities,” and “financial service activities” are connected to cannabis.

Response. The Trust represents that certain real estate, retail, and finance companies have been identified as specializing in the servicing of or otherwise working with cannabis companies as their primary business.

8.	Comment. With respect to the fourth sentence under “Cannabis-Related Company Risk- U.S. Regulation of Marijuana,” please consider revising the sentence because it is long and difficult to read.

Response. The Trust represents that the sentence has been revised as requested.

9.	Comment. With respect to the same paragraph, please consider addressing the limitations of Section 280E of the Internal Revenue Code of 1986 as a separate risk factor.

Response. The Trust has considered the staff’s suggestion and has determined not to add a separate risk factor.

10.	Comment. With respect to the last sentence of the same paragraph, please consider whether it would be more accurate to state that tax deductions will likely reduce the value of cannabis-related companies rather than affect their value.

Response. The Trust represents that the suggested revision has been made.

11.	Comment. Please consider arranging the principal risks in order of importance rather than alphabetically such that the most significant appears first (see ADI 2019-08).

Response. The Trust notes that the cannabis-related risks and the derivatives-related risks are prioritized.

October 22, 2021

12.	Comment. With respect to the industry group risk factor in the principal risks summary section, please consider disclosing how the companies in that industry group may be significantly affected by the factors listed in the disclosure.

Response. The Trust represents that the disclosure has been revised as requested.

*      *      *      *      *

If you have questions or comments, please do not hesitate to contact me at 202.373.6091.

Sincerely,

/s/ Magda El Guindi-Rosenbaum

Magda El Guindi-Rosenbaum

APPENDIX

Fee Table and Expense Example

SHAREHOLDER FEES (fees paid directly from your investment)	None
ANNUAL FUND OPERATING EXPENSES (expenses that you pay each year as a percentage of the value of your investment)
MANAGEMENT FEES	0.80%
DISTRIBUTION (12b-1) FEES	0.00%
OTHER EXPENSES*	0.12%
TOTAL ANNUAL OPERATING EXPENSES	0.92%

* Based on estimated amounts for the current fiscal year.

	1 YEAR	3 YEARS
AdvisorShares Poseidon Dynamic Cannabis ETF	$94	$293

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